(Translation)

File No. 82-34816
April 4, 2006

Dear Sirs,



Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

SUPPL

Notice of Change of Subsidiaries (Acquisition)

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company") and SEGA CORPORATION, a subsidiary of the Company, at the meetings of their respective Boards of Directors held on March 31, 2006, resolved that SEGA HOLDINGS EUROPE LTD., a company of Sega Sammy Group, should acquire all of the issued shares of SPORTS INTERACTIVE Ltd. and SEGA HOLDINGS U.S.A., INC., another company of Sega Sammy Group, should acquire all of the issued shares of SECRET LEVEL, Inc., to make them subsidiaries of the Company, as described below:

Description

1. Reasons for the acquisition of the shares:

The consumer business market, which Sega Sammy Group regards as one of its core businesses, has expanded rapidly in North America and Europe, while the Japanese market has seen sluggish growth. Hence, for our business development in the future, the North American and European markets have been growing in importance. Under these circumstances, on March 9, 2005, Sega Sammy Group acquired all of the issued shares of The Creative Assembly Ltd., which has shown superior results in its "Total War" series for the PC, a million-seller in the North American and European markets, and thereby obtained a competitive title and a strong brand in the North American and European markets.

SPORTS INTERACTIVE Ltd. has shown good results and has an established brand identity with its "Football Manager" series for the PC, which has gained high popularity in Europe. SECRET LEVEL, Inc. has shown impressive technological ability in North America.

By acquiring the shares of SPORTS INTERACTIVE Ltd. and SECRET LEVEL, Inc., Sega Sammy Group intends to expand a strong line of products and acquire advanced development technology to further enhance competitiveness in the North American and European markets.

dlw 4/24

2. Outline of the prospective subsidiaries:

(1) SPORTS INTERACTIVE Ltd.

(i)	Trade name:	SPORTS INTERACTIVE Ltd.		
(ii)	Representative:	Oliver Collyer		
(iii)	Location:	Islington House 313-314, Upper Street, London N1, UK		
(iv)	Established:	1994		
(v)	Content of business:	Development of consumer games		
(vi)	Accounting date:	March 31 of each year		
(vii)	Employees:	36		
(viii)	Capital:	£ 859.82 (as of April 3, 2006)		
(ix)	Total number of issued shares:	85,982 shares		
(x)	Principal shareholders and shareholding ratios:	Oliver Collyer	37,500 shares	43.6%
		Evertonia Trust	37,500 shares	43.6%

(2) SECRET LEVEL, Inc.

(i)	Trade name:	SECRET LEVEL, Inc.		
(ii)	Representative:	Jeremy Gordon		
(iii)	Location:	123 Townsend Street, San Francisco, USA		
(iv)	Established:	1999		
(v)	Content of business:	Development of consumer games and game engines		
(vi)	Accounting date:	December 31 of each year		
(vii)	Employees:	48		
(viii)	Capital:	US$1,470 (as of March 2006)		
(ix)	Total number of issued shares:	1,470,000 shares		
(x)	Principal shareholders and shareholding ratios:	Jeremy Gordon	360,000 shares	24.5%
		Otavio Good	305,000 shares	20.7%

3. Transferors of the shares:

(1) Transferors of the shares of SPORTS INTERACTIVE Ltd.

Oliver Collyer:	37,500 shares
Evertonia Trust:	37,500 shares
Sixteen other shareholders:	10,982 shares

(2) Transferors of the shares of SECRET LEVEL, Inc.

Jeremy Gordon:	360,000 shares
Otavio Good:	305,000 shares
Ten other shareholders:	805,000 shares

4. Number of shares to be acquired, acquisition prices and the numbers of shares held before and after the acquisition:

(1) Shares of SPORTS INTERACTIVE Ltd.

1)	Number of shares held before the acquisition:	0 shares	(Shareholding ratio: 0%)
2)	Number of shares to be acquired:	85,982 shares	(Acquisition price: £ 28.5 million)
3)	Number of shares held after the acquisition:	85,982 shares	(Shareholding ratio: 100%)

(2) Shares of SECRET LEVEL, Inc.

1)	Number of shares held before the acquisition:	0 shares	(Shareholding ratio: 0%)
2)	Number of shares to be acquired:	1,470,000 shares	(Acquisition price: US$15 million)
3)	Number of shares held after the acquisition:	1,470,000 shares	(Shareholding ratio: 100%)

5. Schedule:

March 31, 2006:	Resolutions of the Boards of Directors
April 3, 2006:	Conclusion of contracts for the transfer of the shares of SPORTS INTERACTIVE Ltd.
April 3, 2006:	Date of delivery of share certificates of SPORTS INTERACTIVE Ltd.
April 3, 2006	Conclusion of contracts for the transfer of the shares of SECRET LEVEL, Inc.
April 3, 2006	Date of delivery of share certificates of SECRET LEVEL, Inc.

6. Future outlook:

The acquisition of the shares will have no significant effect on the business results for the years ending March 31, 2006 and March 31, 2007.

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